CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

(1)   Organization

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased to offer its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company (LLC). As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Protection Investor Corporation. As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989. During 2017, the Commissioner granted a permit to the Company to establish a branch in Miami, Florida. The Miami branch conducts the securities brokerage services on behalf of its foreign clients and other activities, as permitted under its license pursuant to International Banking Center Regulatory Act of 1989.

The Company's sole member is not personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs is not grounds for imposing personal liability on the Company's sole member.

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit of $250,000 with Pershing LLC as required by the Agreement.

The Company's operations during the year ended December 31, 2017 consisted mainly of securities brokerage transactions through the International Division, that includes the Miami branch, with customers outside of Puerto Rico. Although the Company is also authorized to engage in insurance brokerage as authorized by the Commissioner of Insurance of Puerto Rico, sales of annuities are not currently being offered to clients.

(2) Summary of Significant Accounting Policies

The following summarizes the most significant accounting policies followed in preparing the accompanying financial statements:

a) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account, which are recorded within securities owned and except short term interest bearing placements. The Company did not have cash equivalents as of year-end.

c) Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statement of income as part of investment income, net. Securities transactions are recorded on a trade-date basis.

d) Deposits at Interest

Deposits at interest consist of short-term interest-bearing placements with an affiliate entity and time deposits deemed restricted as required by laws and regulations for which the Company's operations are subject to.

e) Receivable from broker-dealer

The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivables for revenue generated on securities purchased or sold, net of clearing expenses. The Company had receivables of

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

$4,583,815 at December 31, 2017. Such balances include $250,185 at December 31, 2017, related to unsettled trades.

f) *Other Accounts Receivables*

Other accounts receivables include amounts receivables for revenue generated from transactions related to mutual fund instruments. Amounts are recognized at net realizable value. A reserve for doubtful accounts is established, based on the allowance method. An allowance for uncollected amounts, is established based on the probability of collection. At December 31, 2017 the Company had no uncollectable receivables. The Company had receivables of $6,618,000 at December 31, 2017.

g) *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

h) *Long-Lived Assets*

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment has been recorded during the year.

i) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as part of income tax expense. No interest and penalties were accrued at December 31, 2017.

j) Fair Value Measurements

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2017.

k) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The largest concentration of credit risk relates to deposits at interest with affiliates which are discussed further in note 5 and to receivables from broker-dealers.

11

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

l) **Commitments and Contingencies**

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

m) **Pension and Other Postretirement Plans**

Certain employees of the Company participate in the "Citigroup Pension Plan", a noncontributory defined-benefit pension plan. Benefits of the Citigroup Pension Plan are based on years of service, compensation, and the primary social security benefit. The methodology used to account for this plan is similar to the methodology used for multiemployer plans.

The Company also participates in a healthcare benefit plan sponsored by Citigroup for substantially all retirees and employees and in Citibuilder 401K Plan Puerto Rico.

Expenses related to these plans are included within employee compensation and benefits in the statement of income.

n) **Incentive Plans**

The Company participates in various Citigroup compensation programs. Citigroup grants immediate cash bonus payments, deferred cash awards, stock payment and restricted stock awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of the Company. Most of the shares of common stock issued by Citigroup as part of its equity compensation programs are to settle the vesting the stock components of these awards.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based upon the previous year's performance.

Variable Incentive Compensation, sometimes referred to as "VIC" or "production-based incentives", is designed to incentivize particular outcomes. Typically, the outcomes incentivized are related to revenue or operational metrics (i.e., sales plans, collections metrics, etc.)

Incentive compensation plans may be characterized as either formulaic or discretionary or both. Generally, under a formulaic plan, an award value is determined or earned based upon a specified formula or other objectively measurable criteria; under a discretionary plan, managers select participants and determine the value to award at their discretion.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

o) *Commissions*

Commissions' income and related clearing expenses are recorded on a trade-date basis.

p) *Other Income*

Other income includes revenue from transactions related to mutual fund instruments. These are fees collected from mutual funds related to support fees or revenue sharing, as well as trailer fees (also known as 12b-1 fees). These earned fees are for marketing, distribution, and similar services and support.

q) *Revenue Recognition*

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted the guidance as of January 1, 2018. There is no material change in the timing and amount of revenue recognized as a result of the adoption.

(3) **Securities Owned**

Securities owned consist of obligations of U.S. government amounting to $12,011,692 at December 31, 2017. The fair value of all securities owned is determined based on Level 1 inputs using quoted market prices multiplied by the quantity held when quoted market prices are available.

(4) **International division**

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the year ended December 31, 2017 consisted of securities brokerage transactions and insurance brokerage activity through investment contracts at the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

As required by the International Banking Center Regulatory Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. In addition, as required by the Insurance Code of Puerto Rico, the Company also maintains another $300,000 time deposit with the Commissioner of Insurance of Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. These restricted funds are included as part of deposits at interest in the accompanying statement of financial condition.

(5) Related-Party Transactions

The Company has the following affiliates that do business in Puerto Rico:

(a)   Citibank, N.A.- Puerto Rico Branch

(b)   Citifinancial Services of Puerto Rico, Inc.

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branch (the Puerto Rico Branch). Cash balances as of December 31, 2017 amounted to $27,395,889.

The Company maintains a short-term deposit at interest with the Puerto Rico Branch amounting to $62,000,000 and two certificates of deposits amounting to $300,000 each as of December 31, 2017. Interest income on deposits amounted to $720,822 for the year ended December 31, 2017.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries. These related entities in Latin America charged the Company estimated costs and related management fees amounting to $41,523,454 for the year ended December 31, 2017. As of December 31, 2017, the Company owed related entities in Latin America $6,709,326

The Company maintains a service contract with the Puerto Rico Branch, whereby the Puerto Rico Branch performs certain services and incurs certain expenses on behalf of the Company. The Puerto Rico Branch charged the Company estimated costs and related management fees amounting to $560,304 for the year ended December 31, 2017.

The Company maintains a service contract with Citibank NA US, whereby Citibank NA US performs certain services and incur certain expenses on behalf of the Company. At the same time, the Company maintains a service contract by which the Company performs certain services and incurs certain expenses on behalf of Citibank NA US. During the year ended December 31, 2017, Citibank NA US charged the Company management fees related to this agreement amounting to $353,881 which are reported under the management and processing fee caption in the statement of income. During the year ended December 31, 2017, the Company charged Citibank NA US management fees relating to this agreement amounting to $2,721,407, which are reported under the

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

other income caption of the statement of income. As of December 31, 2017, the Company have an outstanding payable of $29,966 with Citibank NA US related to this agreement.

During 2017, the Company entered into a Networking, Premises Sharing and Service Agreement (Networking Agreement) with Citibank NA US. As part of the Networking Agreement, Citibank NA US will provide the Company an office space in Miami and will assume the cost of the necessary human resources and overhead costs to provide service to any client of the Company that visits the office space. During the year ended December 31, 2017, Citibank NA US charged the Company management fees related to this agreement amounting to $9,666,162 which are reported under the management and processing fee caption in the statement of income. As of December 31, 2017, the Company owed Citibank NA US $7,298,635, related to the Networking Agreement.

During 2017 the Company's lease agreement for office space was transferred to Citibank NA – Puerto Rico Branch as part of Citigroup Inc. (ultimate parent) simplification project related to premises property and equipment management. As a result, leasehold and improvements, furniture and fixtures of the Company were transferred at book value to Citibank NA - Puerto Rico Branch as of January 1, 2017.Puerto Rico Branch charged occupancy expenses to the Company in the amount of $1,528,230 for the year ended December 31, 2017.

In 2007 Citigroup, Inc. signed a connectivity agreement with Banco de Chile, covering Citigroup Inc. and its subsidiaries, in order to offer global products and services to Chilean clients and promote certain areas, including International Personal Banking, among others. In addition, in the context of that connectivity agreement, Citi International Financial Services, LLC (a Citigroup, Inc. subsidiary) signed an "Agreement for Offshore Wealth Management Activities" with Banco de Chile in 2010. These agreements have been maintained through 2017. During 2017, the amount of $5,658,437 included under the other expenses section on the statement of income was expensed in connection with the agreement. As of December 31, 2017 the Company owed the amount of $1,454,939 related to this agreement. The obligation as of year end is presented in the statement of financial condition as part of the accrued expenses and other liabilities line item.

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

(6)   Property and Equipment

Property and equipment at December 31, 2017 consist of the following:

	Estimated useful lives (in years)		2017
Equipment	3-10	$	329,157
Less: accumulated depreciation			(136,190)
Total		$	192,967

Total depreciation expense for the year ended December 31, 2017 amounted to $33,042.

(7)   Income tax

The Company is generally exempt from Puerto Rico income taxes with respect to income from eligible activities as long as it complies with the requirements under the International Banking Entity Center Regulatory Act of 1989, as amended, for the year ended December 31, 2017.

The Company was converted from a regular corporation into a Limited Liability Corporation (LLC) in 2008. In general, LLCs were taxed as a regular corporation under the Puerto Rico Internal Revenue Code of 1994, as amended. Under the 2011 Code for a New Puerto Rico (New Code), the general rule is that existing LLCs prior to January 1st, 2011, are treated as a corporation unless they elect to be treated as a partnership. However, the tax treatment depends on how it is treated in a country other than Puerto Rico, including, the jurisdiction of organization of its parent. Section 1010.01(3)(B) of the New Code, excludes LLCs covered under a tax exemption decree of the requirement to be consistent with the tax treatment given in other jurisdictions. Prior to 2014, the Company was treated as a corporation, based on the tax treatment received on its parent's jurisdiction of incorporation. However, for tax years 2014 and subsequent, the Company is treated as a corporation in accordance to the Puerto Rico Treasury Department determination that the Company will qualify by the exception found in Section 1010.01(3)(B) of the New Code.

For tax year 2017, entities required to file audited financial statements with their income tax returns, may file stand-alone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of related entities engaged in active trade or business in Puerto Rico, as defined by the New Code. Please refer to note 5 of these financial statements for further information.

The income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate of 39% as a result of the exempt income from the eligible activities as mentioned

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2017

above and since any U.S. source income is subject to Federal and State tax despite such income is exempt for Puerto Rico tax purposes.

The Company is taxable in the U.S. for any effectively connected income. The Company has effectively connected income in the U.S. as part of the Networking Agreement with Citibank NA US. The Federal tax rate for 2017 is 35% and for Florida tax rate is 5.5%. Given that the Company is a foreign entity for purposes of U.S. tax, the net income of the branch operation is also subject to a branch profit tax of 30%.

The Company could potentially be subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2013 to 2017, until the applicable statute of limitations expires. The Company could potentially be subject to income tax audits by the U.S. Internal Revenue Services and the State of Florida starting in taxable year 2017, until the applicable statute of limitations expires. No contingencies have been identified.

The components of the provision for income taxes for the year ended December 31, 2017 are as follows:

			2017
Current:			
Federal		$	740,900
Federal branch profit tax			443,324
State			143,438
	Total	$	1,327,662

(8) Fair value of financial instruments

At December 31, 2017, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits at interest, receivables from broker-dealers, other account receivables, due to affiliates, and accrued expenses and other liabilities. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements
December 31, 2017

(9)   Lease Commitments

As described in Note 5, on 2017 the lease agreement with the landlord was transferred to Citibank NA – Puerto Rico Branch as part of Citigroup Inc. (ultimate parent) simplification project related to premises property and equipment management. As a result, leasehold improvements, furniture and fixtures of the Company were transferred at book value to Citibank NA - Puerto Rico Branch as of January 1, 2017.

(10)   Contingencies

In December 2016, FINRA issued a Letter of Acceptance, Waiver, and Consent (the "AWC") for the purpose of resolving an enforcement matter pertaining to the Company's alleged violations of FINRA's anti-money laundering rules during the period of January 2011 to July 2013. In the AWC, without admitting or denying the allegations, the Company consented to a fine of $5,750,000, which was accrued for in 2016 and paid on January 2017. The AWC also required the Company to certify, within 180 days, that it has developed policies and procedures to address the issues raised in the AWC. On June 2017 the Company sent the required written certification to FINRA.

The Company is a defendant in legal proceedings. After consulting with legal counsel, it is management's opinion that the financial position of the Company will not be materially affected by the final outcome of this legal proceeding.

(11)   Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $952,404 which was $403,019 deficient of its required net capital of $1,355,423. The Company's net capital ratio at December 31, 2017 was 21.35 to 1. The deficiency was promptly corrected by acquiring an $8M Treasury note. Notifications to the SEC and FINRA were submitted by the Company per the requirements.

(12)   Subsequent events

The Company has evaluated subsequent events from the statement of financial condition date through March 12, 2018, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.